Patrick James Kearney

Professional Goals

My objective is to gain a board position with BTP Automation. I
bring decades of sales/marketing and leadership experience with
large companies, start ups, exit events and board positions. I believe
I would provide valuable input to the companies day to day leadership.

Experience

Founder & Chairman, Opus Agency, 2001-2014

Opus Agency is the largest producer of technology conferences and
marketing events in the United Staes. Customers include Microsoft,
Salesforce.com, Apple and Cisco Systems. In my tenure with Opus Agency
the company grew from $1m in sales to over $70m . In November of 2015 my
two partners and I sold the company to Chicago based investment firm, Fan
Creek Capital.

CEO, American Show Management, Portland OR, 1994-1999

In less than five years, ASM became the number one producer of technology
trade shows and conferences in the United States. Company revenues grew
from $1.5m to over $22m during this period. My partner and I sold the
company to New York based investment firm, Warburg Pincus in April of 1999.

Vice President of North American Sales, Central Point Software, Beaverton OR, 1992-1994

Member of the five person executive management team which grew the
company to $80m in world wide sales and completed the sale of the company
to Symantec Software in June of 1994.

Director of U.S. Consumer Sales, Apple Computer, Cupertino CA 1984-1992

Held numerous field sales and corporate management positions prior to U.S. Consumer Sales position. Geographical market assignments; Houston TX, Atlanta GA, and Cupertino CA

District Sales Manager, Procter & Gamble, Houston TX 1976-1984

Held numerous sales, corporate and field sales management positions in P&G's Beverage Division. Geographical market assignments; San Francisco CA, Seattle WA, Cincinnati OH, and Houston TX.

Board Experience

H2F Software, Portland OR 2000-2004

Prolifiq AI, Portland OR 2018-to present

Education

BS Economics University of Washington 1976